BMC SOFTWARE, INC.
2101 CityWest Blvd.
Houston, TX 77042

July 21, 2011

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Kathleen Collins, Accounting Branch Chief
Melissa Kindelan, Staff Accountant

Re:	BMC Software, Inc.
Form 10-K for Fiscal Year Ended March 31, 2011
Filed May 6, 2011
File No. 001-16393

Ladies and Gentlemen:

Set forth below is the response of BMC Software, Inc. (“BMC” or the “Company”) to the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated July 7, 2011 with respect to the Form 10-K for the Company’s fiscal year ended March 31, 2011. For your convenience, the comment provided by the Staff has been included before the response.

If you have any questions or comments, please call me at 713-918-2740, or Chris Chaffin, Vice President, Deputy General Counsel & Assistant Secretary, at 713-918-3559.

Sincerely,

/s/ T. Cory Bleuer

T. Cory Bleuer
Vice President, Controller and Chief Accounting Officer

United States Securities and Exchange Commission
July 21, 2011

Form 10-K for Fiscal Year Ended March 31, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Provision for Income Taxes, page 32
1.	Tell us how you considered providing disclosures that explain the impact on your effective income tax rates and obligations of having a significant amount of earnings in countries where you have lower statutory tax rates. In this regard, you should consider explaining the relationship between the foreign and domestic effective tax rates in greater detail as it appears as though separately discussing the foreign effective income tax rates may be important information necessary to understanding your results of operations. To the extent that certain countries have had a more significant impact on your effective tax rate, then tell us how you considered disclosing this information and including a discussion regarding how potential changes in such countries’ operations may impact your results of operations. We refer you to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release 33-8350.

RESPONSE:

In Item 7, Provision for Income Taxes, page 32, we disclose that our effective tax rate is impacted primarily by the worldwide mix of consolidated earnings before income taxes and our policy of indefinitely re-investing earnings from certain low tax jurisdictions. We also disclose in Note 8, Income Taxes, to our consolidated financial statements included in Item 8 of the Form 10-K, pages 69 and 70, information regarding the foreign component of pre-tax earnings, the provision for taxes on both foreign and domestic earnings and the differences between the United States federal statutory rate of 35% and our effective tax rate (which includes a line item for the effect of foreign rate differentials). We also disclose our policy of indefinitely re-investing earnings of certain foreign legal entities which has a significant impact on our effective tax rate.

We believe that the combination of the disclosures in our MD&A and financial statement footnotes provide investors with sufficient information necessary to understand the impact that the foreign effective tax rates had on our results of operations. Our international effective tax rate for the periods presented is driven primarily by our operations and related legal and tax structure in Europe due to our policy of indefinitely reinvesting a significant portion of those earnings in certain jurisdictions. In future filings, within MD&A, we will disclose: i) material fluctuations of our pre-tax earnings between various jurisdictions where the impact on our effective tax rate is material, ii) any significant potential exposure related to expected changes in tax rates based on economic conditions within international jurisdictions where we operate, and iii) any significant discrete items which impact the comparability between periods.

United States Securities and Exchange Commission
July 21, 2011

Notes to Consolidated Financial Statements

Note 12. Guarantees, Commitments and Contingencies

Contingencies, page 78

2.	We note your disclosures regarding various contingencies, both general and specific. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, you must either disclose an estimate (or, if true, state that the estimate is immaterial) of the additional loss or range of loss, or state that such an estimate cannot be made with respect to your financial statements as a whole. Please refer to ASC 450-20-50 and Interpretive Response to Question 2 of SAB Topic 5Y.

RESPONSE:

In connection with the preparation of our Form 10-K disclosures, we reviewed all contingencies to determine whether there was a reasonable possibility that material losses in excess of amounts already accrued may be incurred. We respectfully submit that our contingency disclosures included in our consolidated financial statements contain appropriate disclosures about our estimates of the range of additional losses, where material and can be estimated, or otherwise state that the range of loss is not material or cannot be estimated, in accordance with ASC 450-20-50 and Interpretive Response to Question 2 of SAB Topic 5Y.

Note 13. Segment Reporting, page 79

3.	We note your disclosure of “International” revenue and long-lived assets. Please tell us whether there are any individual countries to which material amounts of revenue or long-lived assets are attributable and what consideration was given to disclosing this information pursuant to ASC 280-10-50-41.

RESPONSE:

There is no individual country to which a material amount, on either a qualitative or quantitative basis, of our consolidated revenue is attributable for the periods presented in our consolidated financial statements. With respect to long-lived assets, we note that ASC 280-10-55-23 states that “Long-lived assets, as that phrase is used in paragraph 280-10-50-41, implies hard assets that cannot be readily removed, which would exclude intangibles.” There is no individual country to which a material amount, on either a qualitative or quantitative basis, of our consolidated long-lived assets (excluding intangible assets) is attributable at March 31, 2011 or 2010.

The Company hereby acknowledges to the Staff as follows:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.